

December 18, 2014

Via U.S. Mail
John B. Hofman
President, Secretary and Treasurer
Grote Molen, Inc.
322 West Griffith Road
Pocatello, Idaho 83201

> **Re:** **Grote Molen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 18, 2014**
> **File No. 000-53979**

Dear Mr. Hofman:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the information requested, or, where indicated, please confirm that you will comply with our comments in future filings and explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response. After reviewing your responses to these comments, we may have additional comments.

Manufacturing, page 5

1. Per your disclosure, your mills are manufactured in India and Korea and are drop-shipped to your warehouse in Pocatello, Idaho and to your authorized resellers in Australia and the United Kingdom. Clarify for us why the effects of your foreign currency transactions and translations are not separately reported in a Statement of Comprehensive Income. Refer to ASC 220-10-45.

Financial Statements

Note 2 – Detail of Certain Balance Sheet Accounts, page F-10

2. Describe for us your indefinite life license rights acquired in 2012 and explain for us why it is appropriate to account for them as an indefinite life asset. Tell us if this asset reflects the carrying value of the German manufacturer's licenses you purchased during 2012,

and, if so, explain for us why these costs should not be amortized over the expected life cycle of the underlying product.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Management's Discussion and Analysis

3.   We note from pages 11 to 16 of the Form 10-Q that sales have declined substantially and you may require additional funding from the sale of stock or debt in order to meet your obligations for the next 12 months in addition to current cash outflows. In future filings:

- Please include prominent risk factor disclosure regarding the decline in sales, the overall slow-down in the preparedness market, and the risk that you may not be able to obtain the necessary capital to meet your obligations;
- Please disclose in the MD&A the amount of capital you will need to meet your obligations for the next 12 months;
- Please update the disclosure regarding the new grain mill you have licensed from a German manufacturer; and
- Please remove the references to the Private Securities Litigation Reform Act as its safe harbors do not apply to penny stock issuers.

Cost of Sales, page 14

4.   It appears as though your disclosure of the reasons for the material decline in your cost of sales (gross profit percentage) is limited to disclosure that such "percentages of sales may fluctuate from period to period, based on [changes in] mix of products [and] pricing arrangements with [y]our suppliers". In future filings please include a more robust discussion of the actual operational causes of such changes. Identify and discuss any significant elements of your operating results which do not arise from or are not representative of your ongoing business. See Instructions 3 and 4 to Item 303(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Ajay Koduri, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director